Blue Holdings, Inc.
5804 East Slauson Avenue
Commerce, California 90040

February 19, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Blue Holdings, Inc.
Registration Statement on Form S-3
Registration Number:  333-149024

Ladies and Gentlemen:

Blue Holdings, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-3 (Registration Number 333-149024) (the “Registration Statement”) be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.  The Company’s request is based on the fact that the Company has determined not to pursue the proposed offering as described in the Registration Statement.  The Company may undertake a subsequent primary offering on Form S-3 as permitted by the general instructions of such form.  The Registration Statement was never declared effective and no securities of the Company were sold pursuant thereto.

If you have questions regarding this matter, please contact the undersigned at 323-725-5555.

Respectfully,

BLUE HOLDINGS, INC.

/s/ Larry Jacobs
By: Larry Jacobs
Its: Chief Financial Officer